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                              June 4, 2024

       Mike Silvestrini
       Managing Partner
       Energea Portfolio 3 Africa LLC
       52 Main Street
       Chester, CT 06412

                                                        Re: Energea Portfolio 3
Africa LLC
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed May 15, 2024
                                                            File No. 024-12383

       Dear Mike Silvestrini:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2024 letter.

       Amendment No. 4 to Offering Statement on Form 1-A

       General

   1. We note the revisions you made in response to prior comment 2. However, Part I indicates that you are offering
50M shares at a price of $1.25 per share, which would yield an offering size of
$62.5M. Conversely, if you offer $50M of securities at the $1.25 per share price as the offering
circular suggests, this would result in only 40M shares being offered, rather than 50M shares.
Please revise to reconcile the disclosures.
 Mike Silvestrini
FirstName  LastNameMike     Silvestrini
Energea Portfolio 3 Africa LLC
Comapany
June 4, 2024NameEnergea Portfolio 3 Africa LLC
June 4,
Page 2 2024 Page 2
FirstName LastName
       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:      David H. Roberts, Esq.